EXHIBIT 99.49

PRICEWATERHOUSECOOPERS LOGO
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                                                         PricewaterhouseCoopers
                                                   Rua da Candelaria, 65 11- 15
                                          20091-020 Rio de Janeiro, RJ - Brasil
                                                               Caixa Postal 949
                                                        Telefone (21) 3232-6112
                                                             Fax (21) 2516-6319



CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the incorporation by reference in this Registration Statement on Form 40-F of Yamana Gold Inc. of our report dated August 15, 2003, relating to the financial statements of the Fazenda Brasileiro Gold Mining Division of Companhia Vale do Rio Doce as of December 31, 2002.


/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Auditores Independentes



Rio de Janeiro, Brazil
September 30, 2003